Exhibit (g)
CERTAIN INFORMATION RELATING TO KFW’S DEBT SECURITIES
The following information relates to certain German income tax consequences of owning the securities described in KfW’s prospectus dated April 9, 2007, and substitutes the disclosure set forth under the caption “Federal Republic Taxation — Proposal for the Introduction of a Flat Tax on Investment Income” set forth in that prospectus.
“Draft legislation introduced in the German Bundestag on March 27, 2007 provides for the introduction of a flat tax on investment income (Abgeltungssteuer). The flat tax would be collected by way of withholding from interest income received after December 31, 2008. In addition, capital gains derived from non-business financial assets would be subject to the flat tax irrespective of any holding period, in cases where the assets are acquired after December 31, 2008. The flat tax would be collected at a rate of 25% (plus 5.5% solidarity surcharge thereon and, if applicable, church tax) of gross income. It would satisfy the income tax liability of a non-business investor with respect to investment income. However, investors would be able to apply for a tax assessment on the basis of applicable general rules if the resulting income tax burden were lower.”